Exhibit (a)(7)

June 30, 2011

Frequently Asked Questions About Stock Options

MediaMind Technologies Inc. (“MediaMind”) has received a number of inquiries regarding how options (“Options”) to purchase shares of MediaMind’s common stock (“Shares”) will be treated in connection with the proposed acquisition of MediaMind by DG FastChannel, Inc. (“DG”).  MediaMind hopes that the following Frequently Asked Questions will address many of the most common inquiries that MediaMind has received to date.

As you know, MediaMind has entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 15, 2011, with DG and DG Acquisition Corp. VII (“Purchaser”).  Pursuant to the Merger Agreement, DG, through Purchaser, will acquire MediaMind by means of a tender offer (the “Offer”) for all outstanding Shares, followed by a merger of Purchaser with and into MediaMind (the “Merger”).

Q/A 1 through Q/A 10 include a general discussion of the treatment of the Options.  For additional information about specific aspects of the treatment of the Options, see Q/A 11 through Q/A 14.

Q/A 11 includes a discussion of certain discrete tax consequences relating to the Options.  The discussion is of a general nature and is not intended to address all tax consequences relating to the Options, or the tax consequences that may arise in your particular circumstances.  You are encouraged to consult your own independent tax advisor regarding the tax consequences to you relating to your Options.

General Discussion

Q1:	What will happen to my Options before the Merger?

A1:
Until the Merger, which is expected to become effective on or about July 25, 2011, any unexercisable Options that you hold will continue to become exercisable over time in accordance with their respective terms, assuming your continued employment with MediaMind.  All Options that are exercisable may be exercised until the third business day before the date on which the Merger becomes effective.  Note that the Merger could become effective well after July 25, 2011, depending on various factors.

Q2:	What will happen to my exercisable Options in the Merger?

A2:
At the effective time of the Merger, each exercisable Option held by an employee of MediaMind will be “cashed out”—that is, it will be canceled and converted into the right to receive a cash payment.  The cashout amount will equal the $22 payable for each Share in the Offer, minus the exercise price of the Option, multiplied by the number of Shares covered by the Option.

Here is an example:

•	Exercise price of Option = $10
•	Number of Shares covered by Option = 1,000
•	Cashout amount = $12 (i.e., $22 Offer price – $10 exercise price) x 1,000 Shares covered by Option = $12,000

Note that the cashout amount will be subject to applicable withholding taxes.

Q3:	What will happen to my unexercisable Options in the Merger?

A3:
At the effective time of the Merger, each unexercisable Option held by an employee of MediaMind will be “rolled over”—that is, the MediaMind Option will be converted into an option (a “DG Option”) to purchase shares of DG’s common stock (“DG Shares”).  The DG Option will have approximately the same “intrinsic value” as the original MediaMind Option (see Q/A 4 and Q/A 5).  The DG Option also will have substantially the same terms and conditions as the original MediaMind Option, including vesting schedule and exercise and forfeiture provisions (see Q/A 6).

Q4:	How many DG Shares will be covered by my DG Options? What exercise prices will my DG Options have?

A4:
The Merger Agreement specifies a formula for calculating the number of DG Shares covered by each of your DG Options and the exercise price of each of your DG Options.  The formula takes into account the number of Shares covered by each of your MediaMind Options, the exercise price of each of your MediaMind Options, the $22 payable for each Share in the Offer and the applicable DG Share price at the time of the Merger.  This formula is intended to ensure that, immediately after the Merger, the “intrinsic value” of your DG Options will approximately equal the intrinsic value of your MediaMind Options immediately before the Merger.  The “intrinsic value” of a stock option is the amount by which the option is “in the money”—that is, the amount by which the value of the shares covered by the option exceeds the amount required to exercise the option.  As explained in more detail in Q/A 5, the ultimate value that you realize for your DG Options will depend on the success of the combined companies after the Merger.

The following examples assume that the applicable DG Share price at the time of the Merger is $30; the actual price may be higher or lower.  For an explanation of how the applicable DG Share price will be determined, see Q/A 14.

Number of DG Shares covered by DG Option

The number of DG Shares covered by your new DG Option will equal the number of Shares covered by your original MediaMind Option, multiplied by a fraction, the numerator of which is the $22 payable for each Share in the Offer, and the denominator of which will be the applicable DG Share price at the time of the Merger.  The number of DG Shares will be rounded down to the nearest whole DG Share.

For example, a MediaMind Option for 1,000 Shares will be rolled over into a DG Option for 733 Shares. Here is the calculation:

•	1,000 Shares covered by MediaMind Option x
•	0.73333 (i.e., $22 Offer price ÷ $30 applicable DG Share price) =
•	733.33 DG Shares, which is rounded down to 733 DG Shares

Exercise price of DG Option

The exercise price of your new DG Option will equal the exercise price of your original MediaMind Option, divided by a fraction, the numerator of which is the $22 payable for each Share in the Offer, and the denominator of which will be the applicable DG Share price at the time of the Merger.  The exercise price of your DG Option will be rounded up to the nearest whole cent.

For example, a MediaMind Option with an exercise price of $10 will be rolled over into a DG Option with an exercise price of $13.64.  Here is the calculation:

•	$10 exercise price of MediaMind Option ÷
•	0.73333 (i.e., $22 Offer price ÷ $30 applicable DG Share price) =
•	$13.636, which is rounded up to $13.64

Intrinsic value of DG Option

In the examples above, the MediaMind Option has an intrinsic value of $12,000 immediately before the Merger, and the DG Option has an intrinsic value of $11,991.88 immediately after the Merger.  Here are the calculations:

•	Intrinsic value of MediaMind Option:
o	$22,000 (i.e., $22 Offer price x 1,000 Shares covered by Option) –
o	$10,000 (i.e., $10 exercise price of Option x 1,000 Shares covered by Option) =
o	$12,000

•	Intrinsic value of DG Option:
o	$21,990 (i.e., $30 applicable DG Share price x 733 DG Shares covered by DG Option) –
o	$9,998.12 (i.e., $13.64 exercise price of DG Option x 733 DG Shares covered by DG Option) =
o	$11,991.88

The $11,991.88 intrinsic value of the DG Option is slightly less than the $12,000 intrinsic value of the MediaMind Option due to the rounding up of the exercise price of the DG Option and the rounding down of the number of DG Shares covered by the DG Option.

The Merger Agreement provides for this rounding to comply with applicable tax requirements, which, if not complied with, could result in significant adverse tax consequences to certain option holders.

Q5:	What will happen to the value of my DG Options after the Merger?

A5:
After the Merger, the intrinsic value of any DG Options that you receive will increase or decrease over time based on the increase or decrease in the market price of a DG Share—in other words, based on the success of the combined companies after the Merger.  Therefore, when your DG Options become exercisable (on the same dates as your MediaMind Options were scheduled to become exercisable), the intrinsic value of your DG Options will depend on the market price of a DG Share at that time.

Note that this increase or decrease in intrinsic value based on increases or decreases in share price is a feature of options generally, including your current MediaMind Options.

Q6:	What will happen to my DG Options if my employment terminates?

A6:
After the Merger, your DG Options will continue to become exercisable on the same schedule as applied to your MediaMind Options before the Merger.  If your employment terminates after your DG Options become exercisable, you will be entitled to exercise your DG Options to the same extent and for the same period as would have applied if you still held your MediaMind Options.

Each MediaMind Option generally provides that, on termination of the holder’s employment by MediaMind without cause or voluntarily by the holder, any exercisable portion of the Option remains exercisable for three months and any unexercisable portion of the Option is forfeited.  After the rollover, the DG Options will provide for the same three-month exercise period and forfeiture on such terminations.

Q7:	If I hold Shares that I received on exercise of my Options, what will happen to my Shares in the Merger?

A7:
At the effective time of the Merger, any Shares that you hold (whether you received them on exercise of your Options or otherwise) will be treated in the same manner as Shares held by MediaMind’s stockholders generally.

If you tender your Shares in the Offer, you will receive $22 in cash (less any applicable withholding taxes) for each Share tendered.

If you do not tender your Shares in the Offer and the Merger occurs, your Shares will be canceled for cash.  Unless you exercise appraisal rights under Delaware law, you will receive the same amount in cash per Share that you would have received had you tendered your Shares in the Offer.  (Appraisal rights provide shareholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares at the completion of a merger).

Q8:	I hold exercisable Options. Should I exercise my Options before the Merger and tender in the Offer the Shares that I receive on exercise? Or should I hold my Options and allow them to be cashed out?

A8:
The amount that you receive before taxes for your exercisable Options generally will be the same whether you exercise your Options and tender the Shares or allow your Options to be cashed out.  In the example in Q/A 2, the cashout amount is $12,000 (before taxes).  If instead the holder exercises the Option and tenders the Shares, the holder also will receive $12,000 (before taxes), as follows:

•	Exercise price of Option = $10
•	Number of Shares covered by Option = 1,000
•	Price paid on exercise of Option = $10 exercise price x 1,000 Shares covered by Option = $10,000
•	Cash payment received on tender of Shares = $22 Offer price x 1,000 Shares received on exercise of Option = $22,000
•	Cash payment received on tender of Shares minus price paid on exercise of Option = $22,000 – $10,000 = $12,000

Note, however, that the amount that you receive after taxes may differ depending on whether you exercise or hold your Options.  For additional information, see Q/A 11 to Q/A 13.  You are encouraged to consult with your tax advisor before deciding whether to exercise your Options and tender the Shares or allow your Options to be cashed out.

Q9:	Who should I contact if I have additional questions about tendering my Shares in the Offer?

A9:
You should call MacKenzie Partners, Inc., the Information Agent for the Offer, toll-free at (800) 322-2885.  MediaMind employees will not have the specific information required to assist you with tendering your Shares.

Q10:	What will happen to my Options if the Merger does not occur?

A10:	If the Merger does not occur, your Options will remain in effect. If your Options are unexercisable, they will continue to become exercisable in accordance with their terms.

Additional Information

Q11:
I am a US taxpayer who holds exercisable Options.  Should I exercise my Options before the Merger and tender in the Offer the Shares that I receive on exercise?  Or should I hold my Options and allow them to be cashed out?

A11:
As discussed in Q/A 8, the amount that you receive before taxes for your exercisable Options generally will be the same whether you exercise your Options and tender the Shares or allow your Options to be cashed out.  However, if you are a US taxpayer and your Options are incentive stock options (“ISOs”) within the meaning of US Internal Revenue Code Section 422(b), you generally will receive a larger amount after taxes if you exercise your Options and tender the Shares received.  This is because ISOs generally are not subject to employment tax withholding on exercise.  In contrast, the cashout amount of ISOs generally is subject to employment tax withholding.

Employment taxes include Medicare, which is imposed on all covered annual compensation; the rate for 2011 is 1.45%.  Employment taxes also include Social Security, which for 2011 is imposed on the first $106,800 of covered annual compensation; the rate for 2011 is 4.2%.  Therefore, exercising your ISOs generally will save you between 1.45% and 5.65% in employment taxes, depending on the amount of covered compensation that you receive for 2011.

Here are a few examples, each of which assumes that the amount payable for the ISOs (before taxes)—that is, the intrinsic value—is $10,000:

•	If the holder of the ISOs has $130,000 of annual compensation for 2011, the holder generally would save $145 by exercising the ISOs (i.e., $10,000 x 1.45% = $145).

•	If the holder of the ISOs has $70,000 of annual compensation for 2011, the holder generally would save $565 by exercising the ISOs (i.e., $10,000 x 5.65% = $565).

•	If the holder of the ISOs has $100,000 of annual compensation for 2011 (disregarding the amount payable for the ISOs), the holder generally would save $430.60 by exercising the ISOs, as follows:

o
Because Social Security taxes are imposed only on the first $106,800 of annual compensation, only the first $6,800 of the amount payable for the ISOs (i.e., $106,800 – $100,000 = $6,800) would be subject to withholding for both Medicare and Social Security:  $6,800 x 5.65% = $384.20.

o	The next $3,200 of the amount payable for the ISOs (i.e., $10,000 – $6,800 = $3,200) would be subject to withholding only for Medicare: $3,200 x 1.45% = $46.40.

o	So the amount saved by exercising the ISOs = $384.20 + $46.40 = $430.60.

Note, however, that the amount that you receive for your ISOs generally will be subject to the same rates of income tax withholding, regardless of whether you exercise your ISOs or allow them to be cashed out.  Also, if you are subject to US taxes and you hold Options that are not ISOs, regardless of whether you exercise your ISOs or allow them to be cashed out, the amount that you receive generally will be subject to the same rates of withholding for both income and employment taxes.

This Q&A discusses the tax treatment that is anticipated to apply generally to employees who are US taxpayers.  Note, however, that the tax treatment for certain employees may differ from the treatment described in this Q&A, depending on factors such as whether or not the employees have relocated to or from the US or are US citizens or green card holders.

The summary in this Q&A is limited to the US Federal tax issues addressed herein. It was not intended or written to be used, and cannot be used, by you for the purpose of avoiding penalties that may be asserted against you under the US Internal Revenue Code.

Q12:
I am an Israeli taxpayer who holds exercisable Options.  Should I exercise my Options before the Merger and tender in the Offer the Shares that I receive on exercise?  Or should I hold my Options and allow them to be cashed out?

A12:
MediaMind has requested a pre-ruling from the Israeli tax authorities regarding the treatment of the Options for Israeli holders.  MediaMind will provide additional information to Israeli Option holders if and when the Israeli tax authorities respond.  Note, however, that there is no guarantee that the Israeli tax authorities will respond before the Merger.

Q13:	What should I do if I hold exercisable Options and I pay taxes in a country other than the US or Israel? What if I relocate from one country to another or have a specific tax status?

A13:
You are encouraged to consult with your tax advisor before deciding whether to exercise your Options and tender the Shares or allow your Options to be cashed out.  MediaMind will provide any additional information that it obtains that may be useful to particular groups of employees, but MediaMind cannot provide any individual tax advice to its employees.

Q14:	How will the applicable DG Share price be determined for purposes of the rollover of unexercisable MediaMind Options into DG Options?

A14:
The Merger Agreement provides that the applicable DG Share price will equal the average of the volume weighted average price (“VWAP”) of a DG Share on the Nasdaq Global Select Market on each of the five consecutive trading days ending on and including the trading day before the date of the effective time of the Merger, weighted by the total volume of trading in DG shares on each of these trading days, calculated to the nearest one-tenth of one cent.  The VWAP for a trading day is calculated by adding up the price paid for each share traded on that day and then dividing by the total number of shares traded for that day.

Here is an example, assuming that the Merger becomes effective on July 25 and that the total price paid for DG Shares traded and the total volume of trading in DG Shares on each of the five previous trading days are as indicated:

•	July 18:

o	Price paid for DG Shares = $13,378,024
o	Volume of trading in DG Shares = 453,800
o	VWAP = $29.48 (i.e., $13,378,024 ÷ 453,800)
•	July 19:
o	Price paid for DG Shares = $7,182,768
o	Volume of trading in DG Shares = 241,600
o	VWAP = $29.73 (i.e., $7,182,768 ÷ 241,600)
•	July 20:
o	Price paid for DG Shares = $7,779,996
o	Volume of trading in DG Shares = 258,300
o	VWAP = $30.12 (i.e., $7,779,996 ÷ 258,300)
•	July 21:
o	Price paid for DG Shares = $10,482,470
o	Volume of trading in DG Shares = 345,500
o	VWAP = $30.34 (i.e., $10,482,470 ÷ 345,500)
•	July 22:
o	Price paid for DG Shares = $15,456,852
o	Volume of trading in DG Shares = 514,200
o	VWAP = $30.06 (i.e., $15,456,852 ÷ 514,200)

So the applicable DG Share price =
•	$29.48 + $29.73 + $30.12 + $30.34 + $30.06 = $149.73 (i.e., the sum of the VWAPs for the five trading days) ÷
•	5 (i.e., the number of trading days) =
•	$29.946

This example is for purposes of illustration only.  The actual applicable DG Share price may be higher or lower.

* * *

Notice to Investors

These materials are for informational purposes only and are not a recommendation or solicitation with respect to the tender offer commenced by DG FastChannel, Inc. for all of the outstanding shares of common stock of MediaMind Technologies Inc. (“MediaMind”). An affiliate of DG FastChannel, Inc. has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and MediaMind has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are available to stockholders of MediaMind at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s Web site: www.sec.gov, and may also be obtained by contacting MacKenzie Partners, Inc., the information agent for the offer, at (800) 322-2885 (toll free), or by contacting MediaMind’s Investor Relations Department at (212) 871-3953.

Forward Looking Statements

This document contains forward-looking statements relating to the potential acquisition of MediaMind by an affiliate of DG FastChannel, Inc., including the closing of the acquisition and the potential benefits of the transaction. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of MediaMind’s stockholders will tender their shares in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that MediaMind files from time to time with the SEC, including the annual report on Form 10-K for the fiscal year ended December 31, 2010 and quarterly and current reports on Forms 10-Q and 8-K. These forward-looking statements reflect MediaMind’s expectations as of the date of this report. MediaMind undertakes no obligation to update the information provided herein.